04003102

SECURITIE[illegible] [illegible]SSION
Washington, D.C. [illegible]

RECEIVED MAR 1 2004 SEC MAIL PROCESSING SECTION WASH. DC 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greystone Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Avenue of the Americas, Suite 2525
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Ambroso 212-714-0064, Ext 12
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramon Arrendell, CPA
(Name – *if individual, state last, first, middle name*)

378 Metropolitan Ave. (Address) Brooklyn (City) NY (State) 11211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

TOGETHER WITH INDEPENDENT

AUDITOR'S REPORT

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

FINANCIAL STATEMENTS

GREYSTONE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	ACCUMULATED DEFICIT	TOTAL
Balance at beginning of year	$16,000	3,000	(10,873)	$8,127
Additional Capital Contribution	-	-	-	-
Net Income	-	-	2,462	2,462
Balance at end of year	$16,000	3,000	(8,411)	$10,589

See auditor's report and accompanying notes.

GREYSTONE SECURITIES, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Commissions and Service Income	$5,085	
Commissions Returned	840	
Total Income		$5,925
Operating Expenses:		
Professional Fees	500	
Corporate Taxes	650	
Office Supplies and Expenses	227	
Regulatory Licenses and Fees	2,027	
Depreciation and Amortization	59	
Total Operating Expenses		3,463
Income from Operations		2,462
Accumulated deficit – January 1, 2003		(10,873)
Accumulated deficit – December 31, 2003		$ (8,411)

See auditor's report and accompanying notes.

GREYSTONE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income from Operations	$ 2,462
Adjustments to reconcile net income to net Cash provided by operating activities	
Depreciation and amortization	59
(Increase) decrease in:	
Accounts Receivable	(97)
Prepaid Expenses	(135)
On Deposit with CRD	39
Net Cash provided by Operating Activities	2,328
Cash at January 1, 2003	6,787
Cash at December 31, 2003	$9,115
Cash paid during the year for interest	$ - 0 -
Income Taxes paid for the year	$650

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENT

SUPPLEMENTAL REPORT

DECEMBER 31, 2003

RAMON ARRENDELL, CPA
378 METROPOLITAN AVENUE
BROOKLYN, NY 11211
718-218-8155

February 17, 2004

Greystone Securities, Inc.
225 West 34th Street
Suite #402
New York, NY 10122

Gentlemen:

This letter will serve to affirm that we have audited the Greystone Securities, Inc. December 31, 2003 financial statements per the February 17, 2004 report included herein.

Respectfully submitted,

Ramon Arrendell
Certified Public Accountant

Notary ____________________

MARILYN VAUGHN
Notary Public, State Of New York
No. 01VA5052781
Qualified In Nassau County
Commission Expires Dec. 4, 2005

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

Stockholders' Equity – January 1, 2003	$8,127
Net Income for the year ended December 31, 2003	2,462
Stockholders' Equity – December 31, 2003	$10,589

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15c 3-3)
AND RELATED RECONCILIATION
DECEMBER 31, 2003

Ownership equity per audited financial statement	$10,589
Non-Allowable assets	(2,624)
Net Capital before haircuts	7,965
Haircuts	- 0 -
Net Capital	$7,965

Reconciliation of material differences:

Net capital per above computation	$7,965
Net capital per focus report filed	7,965
Difference	$ - 0 -

OATH OR AFFIRMATION

I, Joseph R. Ambroso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greystone Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARILYN VAUGHN
Notary Public, State Of New York
No. 01VA5052781
Qualified In Nassau County
Commission Expires Dec. 4, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*